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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               (Amendment No. ___)

                              Island Pacific, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    464478106
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                                 (CUSIP Number)

                                  July 8, 2003
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:                            [ ]  Rule 13d-1(b)
                                                            [X]  Rule 13d-1(c)
                                                            [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Person Authorized to Receive Notices and Communications:

                              Jacob D. Smith, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5174


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                                  SCHEDULE 13G


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CUSIP No. 464478106                                            Page 2 of 6 Pages
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 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               The Pinnacle Fund, L.P., a Texas limited partnership
               75-2512784
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]

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 3    SEC USE ONLY


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 4    CITIZENSHIP OR PLACE OR ORGANIZATION

               Texas
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                                  5      SOLE VOTING POWER

                                                 1,870,000
                                ------------------------------------------------
      NUMBER OF                    6     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                                 0
      OWNED BY                  ------------------------------------------------
        EACH                      7      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                                    1,870,000
        WITH                    ------------------------------------------------
                                  8      SHARED DISPOSITIVE POWER

                                                 0
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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,870,000
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               5.9%
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 12   TYPE OF REPORTING PERSON

               PN
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CUSIP No. 464478106                                           Page 3 of 6 Pages
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Item 1(a)         Name of Issuer:

                  Island Pacific, Inc. (formerly known as SVI Solutions, Inc.)

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  5607 Palmer Way
                  Carlsbad, California 92008

Item 2(a)         Name of Person Filing:

                  The Pinnacle Fund, L.P.

Item 2(b)         Address of Principal Business Office:

                  4965 Preston Park Blvd.
                  Suite 240
                  Plano, Texas  75093

Item 2(c)         Citizenship:

                  Texas

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.0001 per share

Item 2(e)         CUSIP No:

                  464478106


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CUSIP No. 464478106                                           Page 4 of 6 Pages
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Item 3            Status of Person Filing:


                  (a)  [ ]   Broker or dealer registered under section 15 of
                             the Act (15 U.S.C. 78o);

                  (b)  [ ]   Bank as defined in section 3(a)(6) of the Act (15
                             U.S.C. 78c);

                  (c)  [ ]   Insurance company as defined in section 3(a)(19)
                             of the Act (15 U.S.C. 78c);

                  (d)  [ ]   Investment company registered under section 8 of
                             the Investment Company Act of 1940 (15 U.S.C.
                             80a-8);

                  (e)  [ ]   An investment adviser in accordance with Section
                             240.13d-1(b)(1)(ii)(E);

                  (f)  [ ]   An employee benefit plan or endowment fund in
                             accordance with Section 240.13d-1(b)(1)(ii)(F);

                  (g)  [ ]   A parent holding company or control person in
                             accordance with Section 240.13d-1(b)(1)(ii)(G);

                  (h)  [ ]   A savings association as defined in Section 3(b)
                             of the Federal Deposit Insurance Act (12 U.S.C.
                             1813);

                  (i)  [ ]   A church plan that is excluded from the
                             definition of an investment company under section
                             3(c)(14) of the Investment Company Act of 1940 (15
                             U.S.C. 80a-3);

                  (j)  [ ]   Group, in accordance with Section
                             240.13d-1(b)(1)(ii)(J).

Item 4            Ownership:

                  (a) This statement is filed on behalf of The Pinnacle Fund, L.P. As of July 17, 2003, The Pinnacle Fund, L.P. was the beneficial owner of 1,870,000 shares of common stock of Island Pacific, Inc.

                  (b)  Percent of Class:  5.9%.

                  (c)  Number of shares as to which each person has:

                       (i)   sole power to vote or to direct the vote: 1,870,000

                       (ii)  shared power to vote or to direct the vote:    0

                       (iii) sole power to dispose or to direct the
                             disposition of: 1,870,000

                       (iv) shared power to dispose or to direct the disposition of: 0


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CUSIP No. 464478106                                           Page 5 of 6 Pages
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Item 5            Ownership of 5% or Less of a Class:

                  Not applicable.

Item 6            Ownership of More than 5% on Behalf of Another Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
                  Parent Holding Company or Control Person:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 464478106                                           Page 6 of 6 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2003


                                        THE PINNACLE FUND, L.P.

                                        By:  Pinnacle Advisers, L.P., its
                                             general partner


                                        By:  /s/ Barry M. Kitt
                                             ----------------------------------
                                             Barry M. Kitt, its general partner